RECEIVED

2007 FEB 27 A 11:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE



Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA


07021326

20/02/2007

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcement no. 9 of February 2007.

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

PROCESSED

MAR 02 2007

THOMSON FINANCIAL

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27


Stock exchange announcement/Novozymes

Novozymes awarded damage payment for patent infringement

February 19, 2007

Novozymes A/S (Bagsvaerd, Denmark) awarded double damages, attorneys' fees and costs. Danisco found to have wilfully infringed Novozymes' patent.

A federal court in Delaware Friday, February 16, 2007 ordered Danisco to pay damages of USD 4,088,584 plus prejudgment interest for infringing Novozymes' U.S. Patent No. 6,867,031 covering Spezyme® Ethyl, an enzyme used to manufacture bioethanol. The federal court also found that Danisco wilfully infringed Novozymes' patent and that the case was exceptional. As a result, the court doubled the damages and also awarded Novozymes attorneys' fees and costs.

The court also issued a permanent injunction against Danisco preventing future violations of Novozymes' patent.

The case began in March 2005 when Novozymes brought a patent infringement litigation against Genencor International Inc., which was subsequently acquired by Danisco A/S. The litigation was based on the sales of Genencor's product Spezyme® Ethyl to the American market for bioethanol and other industries.

In August 2006, a Federal District Court in Delaware, USA held that Spezyme® Ethyl infringed Novozymes' patent. At that time, Danisco chose to withdraw the product from the market.

Kristian Merser, General Counsel at Novozymes, stated, "We are satisfied that the court concluded that Danisco wilfully infringed Novozymes' patent rights and entered a permanent injunction against Danisco. Novozymes invests a lot of money in research and development in order to provide and improve products for our customers. Our patents protect this investment and insure that our competitors compete fairly with us in the market place."

The damage payment of DKK 45 - 50 million will have a positive effect on Novozymes' EBIT and net result for 2007, provided the decision of the court is not appealed. In addition, the awarded prejudgment interest, attorney's fees and costs, which have not yet been settled by the court, are also expected to affect results positively.

Both Novozymes and Danisco now have 30 days to appeal against the ruling.

Novozymes A/S
Investor Relations
2007-05896-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone.:
+ 45 8824 9999
Fax:
+ 45 4442 1002

Internet:
www.novozymes.com
CVR no:
10 00 71 27

Contact persons:

Media Relations:

Eva Veileborg Hald
Tel (direct): +45 4442 3338
Mobile: +45 3079 3338

Johan Melchior
Tel. (direct): +45 4446 0690
Mobile: +45 3077 0690

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund (I USA)
Mobile: + 1 919 649 2565

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,500 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

END